Form N-8F


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      Merger
         [ ]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Merrill Lynch Growth Fund

3.       Securities and Exchange Commission File No.:  811-4934

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application           [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
         Merrill Lynch Growth Fund
         800 Scudders Mill Road
         Plainsboro, New Jersey 08543-9011

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:
         Terry K. Glenn
         Merrill Lynch Growth Fund
         800 Scudders Mill Road
         Plainsboro, New Jersey 08543-9011

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Merrill Lynch Growth Fund
         800 Scudders Mill Road
         Plainsboro, New Jersey 08543-9011

         Financial Data Services
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         4800 Deer Lake Drive East
         Jacksonville, Florida 32246-6484

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end      [ ]    Closed-end

10.      State law under which the fund was organized or formed:
         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
         Merrill Lynch Investment Managers, L.P.
         800 Scudders Mill Road
         Plainsboro, New Jersey 08536

         Merrill Lynch Asset Management, U.K. Limited (subadviser) 33 King William Street
         London EC4R 9AS, England

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
         FAM Distributors, Inc.
         P.O. Box 9081
         Princeton, NJ 08543-9081

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)    Depositor's name(s) and address(es):
         (b)    Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]    Yes      [X]      No
         If Yes, for each UIT state:
         Name(s):

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         File No.: 811- _______
         Business Address:

15.      (a)    Did the fund obtain approval from the board of trustees
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]    Yes        [ ]   No

                If Yes, state the date on which the board vote took place:
                June 20, 2001

                If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]    Yes        [ ]   No

                If Yes, state the date on which the shareholder vote took place:
                November 30, 2001

                If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]    Yes        [ ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:
                December 17, 2001

         (b)    Were the distributions made on the basis of net assets?

                [X]    Yes        [ ]   No

         (c)    Were the distributions made pro rata based on share ownership?

                [X]    Yes        [ ]   No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         Merrill Lynch Growth Fund ("Growth Fund") transferred all of its assets to Merrill Lynch Fundamental Growth Fund, Inc. ("Fundamental Growth Fund") in exchange for newly-issued shares of common stock of Fundamental Growth Fund, having an aggregate

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         value equal to the net asset aggregate value of the assets, less liabilities, of Growth Fund. Growth Fund distributed such shares of Fundamental Growth Fund pro rata to its shareholders of record in exchange for their shares of Growth Fund. The net asset value of new shares of the Fundamental Growth Fund was determined as of or about December 14, 2001, the Valuation Time, in accordance with the same valuation procedures used by both Funds.

        (e)     Liquidations only:
                Were any distributions to shareholders made in kind?
                [ ]     Yes      [ ]    No
                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?
         [ ]    Yes      [ ]     No
         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]    Yes      [ ]     No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]    Yes      [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]    Yes      [X]     No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)    Why has the fund retained the remaining assets?

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         (c)    Will the remaining assets be invested in securities?

                [ ]     Yes      [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]    Yes      [X]     No

         If Yes,

         (a)    Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)    List the expenses incurred in connection with the Merger or
                Liquidation:

                (i)      Legal expenses:               $   50,000
                                                       ----------

                (ii)     Other expenses (list and identify separately):
                         1)  Audit                     $     7,500
                                                       -----------
                         2)  Proxy mailing and
                               Solicitation Services:  $ 1,188,965
                                                       -----------
                         3)  Printing N-14:            $   579,028
                                                       -----------
                         4)  Transfer Agent
                               Merger Cost             $    10,150
                                                       -----------

                (iii)    Total expenses (sum of lines
                               (i) - (iii) above):     $ 1,835,643
                                                       -----------

         (b)    How were those expenses allocated?

                The $1,835,643 was expensed by Merrill Lynch Growth Fund on December 14, 2001. The liabilities then transferred to the survivor fund on the merger date.

         (c)    Who paid those expenses?   To be paid by survivor.

         (d)    How did the fund pay for unamortized expenses (if any)?  None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]    Yes     [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [X]    Yes     [ ]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         In November 2000, a putative class action lawsuit was filed in the United States District Court for the Middle District of Florida (the "U.S. District Court") on behalf of Florida investors seeking damages against Growth Fund, Merrill Lynch Investment Managers, L.P. ("MLIM"), certain present and former individual board members of Growth Fund, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. A second, nearly identical action against the same defendants was filed in a Florida state court in March 2001, and thereafter removed to the U.S. District Court and consolidated with the initial action. The substance of the claims in both actions is that defendants violated Florida statutory law by inaccurately labeling the Growth Fund a "growth" fund, and by failing to disclose until April 1999 that the Growth Fund did not invest in securities "normally categorized as growth holdings."

         By order dated September 27, 2001, the U.S. District Court granted the defendants' motion to dismiss the consolidated actions. The court found, among other things, that a federal statute, the 1998 Securities Litigation Uniform Standards Act ("SLUSA"), barred plaintiffs from maintaining their claims. On December 5, 2001, plaintiffs (now appellants) filed an appeal from the District Court's final order of dismissal. The plaintiffs contend on appeal, among other things, that SLUSA is inapplicable to their claims, and that, in any event, SLUSA violates the United States Constitution. Defendants are currently preparing their opposition papers on appeal.

         MLIM has agreed to indemnify Growth Fund and Fundamental Growth Fund for any liabilities or expenses they may incur in connection with this litigation.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]    Yes     [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)    State the name of the fund surviving the Merger:
                Merrill Lynch Fundamental Growth Fund, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:
                811-6669

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         (c)    If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
                333-65644
                811-6669
                SEC Form N-14
                September 10, 2001

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION


         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Merrill Lynch Growth Fund, (ii) he or she is the Vice President and Treasurer of Merrill Lynch Growth Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                                       /s/ Donald C. Burke
                                                       -------------------------
                                                       Donald C. Burke